

THE WORLD'S LOCAL BREWER

03 SEP 12 AM 7:21

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio



By courier

03032013

Leuven, 8 September 2003

SUPPL

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.24.75.32, fax: +32.16.24.78.96, e-mail: Patrice.thys@interbrew.com .

Very truly yours,

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

Patrice J. Thys
Executive Vice President
Legal and Corporate Affairs

9/15

Enclosure: press release



THE WORLD'S LOCAL BREWER©

PRESS RELEASE

Interbrew advances its China Strategy

Brussels, 5 September 2003

Interbrew, The World's Local Brewer©, is pleased to announce that an agreement has been reached with the Lion Group, a diversified Malaysian group, to become their strategic partner in the beer business in China. Lion Diversified Holdings Berhad (LDHB), which is listed on the Kuala Lumpur Stock Exchange (KLSE), realised a total beer volume of 11 million hectolitres in 2002. This new partnership places Interbrew as the third largest brewer in China in terms of production volumes, achieving almost a 9% market share, with 21 million hectolitres sold.

Under the terms of the transaction LDHB will sell to Interbrew a 50 per cent share in LDHB's China brewing activities for US$131.5 million, and transfer management control of the strategic partnership to Interbrew. Interbrew will also have a call option on the remaining 50 per cent, that can be exercised any time 12 months after the transaction has been completed, for a further consideration of US$131.5 million. The partnership clears key acquisition criteria for Interbrew: significant potential to grow outside both local and regional markets through strong brands, volumes, economies of scale and critical mass; continued focus on the core lager segment; and solid, dependable management resources. The transaction is expected to close during the first quarter of 2004 after due diligence, shareholder approval and necessary regulatory approvals in Malaysia.

Through its various partnerships and acquisitions, Interbrew now holds a strong number one position in Guangdong province (Zhujiang Brewery), a number one position in Zhejiang province (K.K. Brewery and Lion Breweries) and a top three position in Jiangsu province (Nanjing Brewery and Jiangsu Debier Brewery). The strategic partnership announced today also provides Interbrew entry into three new provinces: Hubei, Hunan and Shandong; and contributes to an already strong portfolio in China, with local brands: Zhujiang®, Jinlongquan®, Double Deer®, KK®, Santai®, Jinling® premium local brands: Zhujiang Fresh®, Jinlongquan Fresh, Double Deer Fresh, KK Fresh international premium brands: Stella Artois® and Beck's®; and specialty brands: Leffe® and Hoegaarden®.

This transaction marks a continuation of Interbrew's strategy to expand in China to become a major player in the domestic market, through a focused approach that targets the coastal areas. Interbrew has been active in China since 1984, providing the transfer of technical and brewing know-how to various Chinese brewing companies, including the Zhujiang Brewery in Guangzhou and the Five Star Brewery in Beijing. In 1997, Interbrew entered the Chinese beer market as an operator with the acquisition of the Nanjing and Jingling Breweries. In 2002, Interbrew acquired a 24 per cent share in Zhujiang Joint Stock Company, China's fifth largest and most profitable brewer, and a 70 per cent stake in K.K. Group's brewing business, based in Zhejiang Province. Interbrew's longstanding interaction with its Chinese partners has provided the company with a number of strong local relationships and a good understanding of the Chinese beer market.




THE WORLD'S LOCAL BREWER©

John F. Brock, Interbrew's CEO, commented, "*I am very pleased that this strategic partnership has been formed. It represents a significant step in our overall strategy, and allows local management to do what they do best. It also allows Interbrew the opportunity to share marketing expertise, brand management skills and technical knowledge with our local partners. China continues to command a high priority for Interbrew, and this transaction testifies to our continued commitment to the China market.*"

Map of China can be found on the Interbrew website www.interbrew.com

Interbrew - *The World's Local Brewer©*

A public company (INTB – Euronext) based in Brussels, Belgium, Interbrew is one of the oldest beer companies in the world. Our strategy, The World's Local Brewer©, is to build strong local platforms in the major beer markets of the world. We have a portfolio of more than 200 brands and we employ more than 35,000 people. We run operations in 21 countries across the Americas, Europe and Asia Pacific and have strategic minority stakes in various brewers around the globe. In 2002 we realised a net turnover of close to 7 billion euro.

Visit us on web site www.interbrew.com for more information.

Contact information

Corneel Maes
Vice President Corporate Communication
Tel: +32-16-31-57-69
Mobile: +32-475-92-27-69
Fax: +32-16-31-59-69
E-mail: corneel.maes@interbrew.com

Patrick Verelst
Vice President Investor Relations
Tel: +32-16-31-55-41
Fax: +32-16-31-57-13
E-mail: patrick.verelst@interbrew.com